BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York  10286

April 22, 2021

BNY Mellon Strategic Funds, Inc.

240 Greenwich Street
New York, New York  10286

Re:       Fee Waiver – BNY Mellon Active MidCap Fund

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Active MidCap Fund (the "Fund"), a series of BNY Mellon Strategic Funds, Inc. (the "Company"), as follows:

Effective April 30, 2022, BNYM Investment Adviser will waive receipt of a portion of its management fee in the amount of 0.35% of the value of the Fund's average daily net assets.  On or after April 30, 2022, BNYM Investment Adviser may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to increase the amount of the waiver and may only be terminated prior to April 30, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By: /s/ James Bitetto
                                          James Bitetto

      Secretary

Accepted and Agreed To:

BNY Mellon Strategic Funds, Inc.,

On Behalf of BNY Mellon Active MidCap Fund

By: /s/James Windels

       James Windels

       Treasurer